First Community Corporation and Cornerstone Bancorp

Receive Regulatory Approvals for Pending Merger

Lexington, SC and Easley, SC, August 21, 2017 – First Community Corporation (“First Community”) (Nasdaq: FCCO), the holding company for First Community Bank, and Cornerstone Bancorp (“Cornerstone”), the holding company for Cornerstone National Bank, today announced that the Federal Deposit Insurance Corporation and the South Carolina Board of Financial Institutions have granted the regulatory approvals necessary for the merger of Cornerstone with and into First Community. The merger is expected to close on October 20, 2017, subject to the approval of Cornerstone’s shareholders at a special meeting to be held on September 19, 2017 and the satisfaction or waiver of other customary closing conditions.

On April 12, 2017, First Community and Cornerstone jointly announced the signing of a definitive merger agreement, under which First Community agreed to acquire Cornerstone in a cash and stock transaction with a total value of approximately $25.8 million, based on First Community’s closing price of $20.60 per share as of April 10, 2017. The transaction value at the time of the merger may change due to changes in the price of First Community stock.

Upon the completion of the merger, Cornerstone Bancorp will merge with and into First Community Corporation and Cornerstone National Bank will merge with and into First Community Bank. On a pro forma combined basis, the combined company would have had approximately $1.059 billion in total assets, $892.5 million in total deposits, and $622.3 million in total loans as of December 31, 2016.  The transaction will create a 19-office banking company with locations from the Upstate of South Carolina, through the Midlands of South Carolina and into the Central Savannah River Area to Augusta, Georgia.

About First Community Corporation.

First Community Corporation, headquartered in Lexington, South Carolina, is the holding company for First Community Bank. First Community Bank operates three lines of business including a full service commercial bank offering deposits and loan products and services, a residential mortgage lending unit, and financial planning/investment advisory services to businesses and professionals. The company currently operates 15 full service banking offices, a loan production office, a residential mortgage lending unit and a financial planning/investment advisory division.

For more information about First Community, please visit: www.firstcommunitysc.com.

About Cornerstone Bancorp.

Cornerstone Bancorp, headquartered in Easley, South Carolina, is the holding company for Cornerstone National Bank. The company currently operates three full-service financial centers in Greenville, Anderson, and Pickens counties in the Upstate of South Carolina.

For more information about Cornerstone, please visit: www.cornerstonenatlbank.com.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the potential benefits of the merger between First Community and Cornerstone, which are subject to numerous assumptions, risks, and uncertainties.  Forward-looking statements are generally identifiable by the use of words such as “will, “ “believe,” “expect,” “anticipate,” “should,” “could,” “would,” “plans,” “intend,” “project,” “estimate,” “goals,” “forecast,” “may” or similar expressions. Actual results could differ materially from those anticipated by such forward-looking statements as a result of a variety of risks, uncertainties and other factors including, without limitation: the businesses of First Community and Cornerstone may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes or at all; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; Cornerstone shareholders may not approve the merger; changes in economic conditions; movements in interest rates; competitive pressures on product pricing, services and customer acquisition and retention; the degree of success and the timing of various business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in First Community's Annual Report on Form 10-K filed on March 13, 2017 and documents subsequently filed by First Community with the Securities and Exchange Commission.  All forward-looking statements included in this news release are based on information available at the time of this release.  Neither First Community nor Cornerstone assumes any obligation to update any forward-looking statement.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This material is not a solicitation of any vote or approval of Cornerstone’s shareholders and is not a substitute for the proxy statement/prospectus or any other documents which First Community and Cornerstone may send to their respective shareholders in connection with the proposed merger. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of any such jurisdiction.

In connection with the proposed merger, First Community filed with the Securities and Exchange Commission a registration statement on Form S-4 (Registration Statement No. 333-218564) that includes a proxy statement/prospectus for the shareholders of Cornerstone. First Community also plans to file other documents with the Securities and Exchange Commission regarding the merger with Cornerstone. Cornerstone mailed the final proxy statement/prospectus to its shareholders on or about July 31, 2017. BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, CORNERSTONE SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The proxy statement/prospectus, as well as other filings containing information about First Community, will be available, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/ prospectus can also be obtained, without charge, by directing a request to First Community Corporation, 5455 Sunset Blvd., Lexington, SC 29072, Attention: Michael Crapps.

Contact:	Michael C. Crapps, President and CEO, First Community Bank (803) 951-0501

Source: First Community Corporation